Wireless electrical Grid LAN, WiGL, Inc.



ANNUAL REPORT

1919 Commerce Dr suite 120

Hampton, VA 23666

0

https://www.Wi-GL.com/

This Annual Report is dated April 23, 2021.

BUSINESS

The company's history - WiGL (pronounced "wiggle") started as a division of Glover 38th St Holdings, LLC ("G38"). G38 is a government consulting company formed in 2012. As part of G38's offerings, the company, headed by Dr. Glover, assisted the US Air Force Research Lab with the development of 5G for Advanced Training Waveforms (5G ATW).

During many of those 5G ATW government tests, it became obvious that in addition to the data provided by 5G technologies, there was also a need for power to those same devices.

So in 2017, Dr. Glover and Cherif Chibane, under contract to G38, started on a patent to solve the wireless electrical power challenge. By 2018, a full utility patent was granted to Dr. Glover and Mr. Chibane by the U.S. Patent Office in 2018.

In 2019, the patent was assigned to G38 for the division of WiGL to continue prototyping and advancing the technology. Subsequently, the patent and the associated trademark was assigned to the Company (WiGL).

By 2020, a Department of Defense contractor had taken interest in the technology and awarded G38 a small contract for WiGL in a fighter jet cockpit application.

Because of the rapid traction of WiGL, WiGL Inc was spun off of G38 and formed in February 2020 as its own entity. By Jul 2020, WiGL Inc presented the technology and prototypes to the world as part of a Tech Talk in partnership with Florida University International and Virginia Tech University Tech Research Center.

WiGL Inc

The company's business - WiGL will be a game-changer for over the air wireless recharging at a distance. Our technologies enable existing "wired" mobile devices to quickly move to far-field wireless power. And it's as simple as logging onto WiFi. Over the next decade, WiGL is seeking name dominance for all things related to wireless power delivery.

The company's business model - WiGL will be **primarily B2B** but with a win-win twist. We plan to partner and demonstrate the wireless technology on partner systems. For example, demonstrating WiGL inside a cell phone case made by a 3rd party vendor.

The company's current prototypes in development

1. In 2020, WiGL demonstrated a large 2ft x 2ft wireless power transmitter. Currently, we are developing a small WiGL enabled transmitter that plugs into a home or business electrical outlet.

2. WiGL has also contracted with Guinn Partners to develop a prototype WiGL enabled phone case receiver(s) that recharges your cell phone battery on the move.

3. Guinn Partners is also on contract to build WiGL enabled receivers for autonomous robots and drones. These developmental receiver prototypes are planned to be delivered in 2021.

Target customer B2B Goal #1 - is for future partners to license WiGL's patented technologies and manufacture WiGl enabled transmitters, receivers and/or transceivers for themselves = no inventory or supply chain for WiGL Inc.

Direct to customer Goal #2 - if goal #1 is not an option, our secondary goal is to have the same partner white-label their products for WiGL. Meaning the partner would manufacture WiGL enabled transmitters, receivers and transceivers and allow WiGL to market, distribute, and sell the product(s) as a WiGL packaged product.

So even if goal #1 is not reached, goal #2 allows WiGL to enter the market with the next generation of American-made wireless products.

Previous Offerings

Between 2020 and 2019, we sold __0_____ [shares of common stock] in exchange for $_.59____ per share under Regulation Crowdfunding.

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

The funds from this campaign are important in executing the company's business plan but not critical to its survival. WiGL Inc is awaiting award of numerous grants to operate for not less than 12-months.

WiGL has submitted 3 proposals to advance the technology from government use to commercial applications. All three grant opportunities would start in 2021 and provide operating revenue to support the 12-month forecast.

Road Map

1. National Science Foundation (NSF) prototypes are planned to start in 2021. This is a 4-step, 3-Phase effort; and WiGL is currently at the 2nd step. The first step which WiGL has completed is called "Project Pitch". In this step, companies are asked to submit a problem and propose a prototype solution to the government. If the pitch is accepted, the company is awarded an opportunity to write a formal proposal and request Phase I funding up to $256K. WiGL was awarded "2" NSF Pitch Awards and is seeking $512K funding for two 9-weeks efforts. If awarded the $512K for Phase I, WiGL intends to submit two follow-on efforts for Phase II funding of $2,000,000 to start in the 2022. At the completion of the NSF efforts, WiGL intends to seek Phase III government contracts for WiGL enabled transmitters, receivers and transceivers.

2. AFWERX feasibility is also planned to start in 2021 to run concurrently with NSF. Much like NSF, the Air Force is a 3-Phase effort. However, in the AFWERX first, companies are asked to submit a problem and propose a feasibility study for a solution that meets a unique Air Force issue. If the Phase I proposal is accepted, the company is awarded Phase I funding up to $50K. WiGL has submitted "2" AFWERX proposals seeking $100K funding. If awarded the $100K for Phase I, WiGL intends to submit two follow-on efforts for Phase II funding of $2,000,000 to start in 2022. At the completion of the AFWERX efforts, WiGL intends to seek Phase III Air Force contracts for WiGL enabled transmitters, receivers and transceivers for warfighters.

Based on the grant roadmap and projections, WiGL Inc will have enough funding to support 12-months of operations without generating revenue.

Foreseeable major expenses based on projections:

The projected major expenses will be to support rapid growth:

Facilities -

WiGL, Inc is located in Hampton Roads, Virginia, within walking distance of Hampton University. We also enjoy 24/7 access to the Tech Center Research Park, an expanding technology business incubator in Newport News, VA. Through its location in the heart of the Hampton Roads area, in the vicinity of much of the United States' defense infrastructure and access to many leading defense contractors, WiGL, Inc has already secured commercial relationships with some of the Department of Defense's key technology suppliers.

The Tech Center Research Park offers networking and collaboration opportunities with research universities in the state, for example with Virginia Tech through the VT KnowledgeWorks foundation. Together with the proximity to area universities such as Old Dominion University, this ensures ready access to local talent for future growth. Despite of its central location, WiGL is still operating in a HUBZone (historically underutilized business zone) and is looking forward to contributing to the growth of knowledge-based businesses in the area.

In addition to the prototyping conducted at WiGL's labs and offices, some manufacturing and/or testing tasks will need to be conducted at our partners' facilities ("Team WiGL"), where WiGL will leverage their highly specialized equipment. These partners include the RFCOM lab at Florida

International University where electromagnetic testing will be conducted, and our colleagues at Guinn partners who will manufacture the electronics (circuit boards, antennas, enclosures) and delivering the 1st generation WiGL transmitters, receivers, and transceivers for defense and commercial use.

The availability and location of physical facilities and significant equipment necessary to to commercialize WiGL will be carried out by WiGL and may grow as traction grows.

•WiGL's headquarters (HQ) offices is a rented space of 1,100 square feet, located at 1919 Commerce Dr, Ste 120 in Hampton, VA 23666. Essential infrastructure such as phones, WiFi, access to printers, business mailboxes, as well as meeting rooms are included in WiGL's rental agreement. As more and more B2B applications of WiGL occur, we project that WiGL Inc will outgrow our current HQ and require a combined office and lab location.

•The Electronics laboratory where the development and testing of the WiGL technology will be conducted or demonstrated is located at the Tech Center Research Park. As part of WiGL Inc's StartEngine Launch, our in-house testing labs will be located at the Tech Center Research Park, with desks for 20+ people. A total of 10,000 square feet are available for WiGL at this single location. It is important to note that, due to the highly innovative and disruptive nature of the technology, our company's R&D activities are decentralized.

•As the Tech Center Research Park is constantly expanding, WiGL's HQ and in-house Lab will be able to grow and WiGL's grows.

Team WiGL Partner Facilities – 1 (Florida International University; FIU):

•The radio frequency (RF) Communications, Millimeter Waves and Terahertz Laboratory (RFCOM Lab) at Florida International University includes a world-renowned facility in RF antenna design, RF energy harvesting, RF circuit design, and electromagnetic modeling and simulation, where the WiGL transmitters have been tested.

•The RFCOM lab operates multiple indoor anechoic chambers which are designed to test RF equipment with regards to reliable operation and regulatory compliance such as FCC-testing while minimizing external interference. One of the chambers is a larger walk-in facility which can host prototype testing of an entire WiGL LAN.

We project that WiGL Inc will need a co-located office and lab location at, on or near FIU.

Equipment -

Although WiGL Inc has access to the cutting-edge wireless power equipment today, we project that in the future the WiGL Inc labs will need significant equipment and resources to meet our Goal #1 and #2.

•WiGL's Projected Future Specialized Electronics Lab Equipment

Walk-in anechoic chamber with STARLAB 18GHz antenna measurement system.

ETS-Lindgren AMS-8050 indoor anechoic chamber (650 MHz – 18 GHz).

Keysight N5222B network analyzer with extended range up to 110 GHz.

Keysight N5225A PNA Microwave Network Analyzer (up to 50 GHz).

Keysight E5061B Network Analyzer 5 Hz – 3 GHz.

Keysight E5071C Network Analyzer 20 GHz.

Keysight N9923A portable RF network analyzer.

Keysight E4421B ESG-A analog signal generator (3 GHz)

Keysight N5181A MXG RF analog signal generator (100 kHz – 6 GHz).

Keysight N5183B signal generator (9 kHz – 31.8 GHz).

Keysight N1914A Power Meter (9 kHz – 110 GHz).

Keysight N9030 B PXA Signal Analyzer (3 Hz – 50 GHz).

Programmable multi-channel RF transceiver (MIMO) up to 110 GHz with Keysight M8190 A arbitrary waveform generator and Keysight M9734 A digitizer for substitute WiGL transmitter testing.

•Software licenses

ADS (Advanced Design Systems by Keysight): RF circuit design and electromagnetic field modeling.

HSPICE with RF-specific in-house expertise (modeling of electronic circuits).

Cadence (high-performance electromagnetic modeling for RF, such as 5G applications).

ANSYS Multiphysics modeling, including HFSS (high-frequency electromagnetics toolbox).

Altair Feko (high-frequency electromagnetic simulation software).

CST Studio Suite (3D electromagnetic analysis and optimization software).

XFdtd 3D (high-performance 3D electromagnetic modeling using finite-difference time-domain).

•Rapid prototyping equipment:

LKPF ProtoMat S103 Circuit board plotter for PCB prototype manufacturing as a backup PCB manufacturing system.

Makerbot Z18 3D printer (rapid prototyping of enclosures for on-the-fly redesign).

Fujifilm DMP-2831 film printer to print flexible RF antennas.

•Project-specific equipment to be added (for quality control at WiGL HQ and/or Lab):

RF function generator for 2.4 GHz testing (e.g., Tektronix TSG4104A).

RF power amplifier, e.g., Keysight 83006A.

Two project-specific data acquisition and -analysis laptops.

Labor cost to meet customer demand

WiGL's sales strategy hinges on hiring and utilizing a full time team of Licensing Employees ("LE's") and Product Development and Integration Employees ("PDIE's") that will be trained and tasked with reaching out and forging partnerships with existing electronics technology hardware companies that have existing customer bases. Phase 1 of sales outreach will span years 1-3 where WiGL will target technology hardware companies such as Belkin, Dell, GE, and Cubic. The Company has already commenced discussions with Belkin who have expressed interest in continuing the conversation. Through leveraging Dr. Glover's contacts within the Department of Defense, the Company has also commenced discussions with Cubic, a U.S. public corporation providing diversified systems and services to the transportation and defense markets worldwide. In Phase 2, the Company will target companies such as Sony, Apple, and Applied Materials.

The structure of the sales force is comprised of LE's and PDIE's and will be led by the Chief Innovation and Partnering Officer. WiGL is projecting each LE to be responsible for capturing companies that will sell 10,000 software subscription accounts per month and each PDIE to be responsible for capturing companies that will purchase and/or co-produce ("white label")>1 million transmitter and receiver licenses monthly.

Based on our projections, management is confident of these sales targets as the sales force's focus is on B2B sales with tech hardware companies that have existing customer bases. Additionally, and as mentioned, WiGL's sales model is to approach each potential partner with WiGL already developed and demonstrated by the PDIE on or in the sales target's product offerings. The Company's goal is to get the potential partner to #1 license or #2 white label.

We project that WiGL Inc will need to hire additional LE and PDIE's to facilitate growth.

Future operational challenges:

Inability to get to market fast enough is our #1 operational challenge.

The disruptive technology of WiGL is poised to upset numerous markets and we foresee our number #1 -3 challenges as:

#1. Speed to dominate the market.

#2. Name dominance for long-term licensing revenue.

#3. B2B license vs sell direct to end-user.

Operations challenges:

#1. Difficult stages in reaching a finalized-products, post-protypes, for the multiple launch markets:

- Multiple Cellphones, case, plugs

-- WiGL will need to scale rapidly based on market traction for specific mobile devices

-- WiGL will need experts and partners able to license, build and/or sell to end-users across the many cellphone types. As of November 2020 there were over 3000 different mobile phones on the market (https://www.gsmarena.com/makers.php3):

ACER 100 devices

ALCATEL 399 devices

ALLVIEW 157 devices

AMAZON 19 devices

AMOI 47 devices

APPLE 87 devices

ARCHOS 43 devices

ASUS 182 devices

AT&T 4 devices

BENEFON 9 devices

BENQ 35 devices

BENQ-SIEMENS 27 devices

BIRD 61 devices

BLACKBERRY 92 devices

BLACKVIEW 6 devices

BLU 320 devices

BOSCH 10 devices

BQ 20 devices

CASIO 5 devices

CAT 16 devices

CELKON 229 devices

CHEA 12 devices

COOLPAD 36 devices

DELL 20 devices

EMPORIA 15 devices

ENERGIZER 48 devices

ERICSSON 40 devices

ETEN 22 devices

FAIRPHONE 2 devices

FUJITSU SIEMENS 2 devices

GARMIN-ASUS 5 devices

GIGABYTE 63 devices

GIONEE 85 devices

GOOGLE 14 devices

HAIER 59 devices

HONOR 99 devices

HP 41 devices

HTC 273 devices

HUAWEI 347 devices

I-MATE 34 devices

I-MOBILE 37 devices

ICEMOBILE 61 devices

INFINIX 52 devices

INNOSTREAM 18 devices

INQ 5 devices

INTEX 15 devices

JOLLA 3 devices

KARBONN 60 devices

KYOCERA 24 devices

LAVA 118 devices

LEECO 9 devices

LENOVO 209 devices

LG 662 devices

MAXON 31 devices

MAXWEST 41 devices

MEIZU 61 devices

MICROMAX 285 devices

MICROSOFT 31 devices

MITAC 12 devices

MITSUBISHI 25 devices

MODU 8 devices

MOTOROLA 506 devices

MWG 5 devices

NEC 73 devices

NEONODE 3 devices

NIU 30 devices

NOKIA 509 devices

NVIDIA 3 devices

O2 45 devices

ONEPLUS 26 devices

OPPO 150 devices

ORANGE 19 devices

PALM 17 devices

PANASONIC 123 devices

PANTECH 72 devices

PARLA 10 devices

PHILIPS 227 devices

PLUM 107 devices

POSH 30 devices

PRESTIGIO 56 devices

QMOBILE 90 devices

QTEK 21 devices

RAZER 2 devices

REALME 62 devices

SAGEM 120 devices

SAMSUNG 1262 devices

SENDO 19 devices

SEWON 25 devices

SHARP 60 devices

SIEMENS 94 devices

SONIM 14 devices

SONY 146 devices

SONY ERICSSON 188 devices

SPICE 120 devices

T-MOBILE 58 devices

TCL 10 devices

TECNO 56 devices

TEL.ME. 7 devices

TELIT 30 devices

THURAYA 1 devices

TOSHIBA 35 devices

ULEFONE 33 devices

UNNECTO 30 devices

VERTU 17 devices

VERYKOOL 139 devices

VIVO 171 devices

VK MOBILE 31 devices

VODAFONE 87 devices

WIKO 75 devices

WND 5 devices

XCUTE 4 devices

XIAOMI 173 devices

XOLO 81 devices

YEZZ 96 devices

YOTA 3 devices

YU 13 devices

ZTE 278 devices

- Different Laptops, recharging needs, plugs

-- WiGL will also need to scale rapidly based on market traction for specific laptop and tablet devices

-- WiGL will need experts and partners able to license, build and/or sell to end-users across the many laptop, Pads and tablets. As of November 2020 there were over 2000 different laptops, tablets and/or Pads on the market (https://www.firstpost.com/tech/laptops/all-brands):

A & K

Allview

Amosta

Archos

Billion

Celkon

Chuwi

Condor

Cubot

Datamini

Detel

EcoTel

Exmart

Fly

Forme

Google

GreenBerry

HOMTOM

HPL

ILIFE

InFocus

Karbonn

Kekai

Maxx

Motorola

Mtech

Muphone

Niamia

Panasonic

RDP

Sansui

Sharp

Skyshop

Skytel

Smartisan

Snowtel

Sony

T-bao

TCL

Teclast

Tork

Toshiba

Ulefone

XElectron

Zanco

Zen

Ziox

iSmart

#2. Race to be first to market with naming rights for future trademarks

- Wireless power is still nameless; we are attempting to make WiGL a household name like WiFI

- WiGL is seeking to dominate the name for "All" wireless power and leverage the trademark along with our offering

- Slow to market could significantly slow of limit name dominance

  Trademark licensing.

In the same way that the trademark WiFi is present in/on/inside all wireless data devices, the trademark WiGL is seeking to be present in/on/inside all wirelessly chargeable products. We plan to license our registered trademark "WiGL" through non-exclusive models, so both the licensee, our company WiGL Inc., and other third parties are allowed to distribute products under our brand. The royalties are projected to range from $0.10 to $0.30 per device (similar to what the WiFi Alliance charges to their licensees) and will depend on:

1) production volume; and

2) the actual dominance our brand reaches (see communication and marketing below).

WiGL's name dominance will thus need to provide a solid, recurrent revenue stream far into the future when WiGL's patents have expired.

#3. Reaching our primary B2B licensing goal early; being forced to white label and distribute and sell our own products, which will require more capital. (White Label means WiGL enabled products made by a third party)

- If we can reach existing manufacturers and license out technology or simply provide chipsets, our overhead remains very low.

- If we don't find early adaptors and require them to manufacture for WiGL and we distribute, market and sell...overhead increases.

Communication and marketing

We plan to engage in an aggressive branding and marketing campaign to ensure that WiGL is associated with wireless power delivery to the same extent as WiFi is with wireless data connectivity. During the first two years after product launch, WiGL plans on investing over 25% of all gross revenues into digital marketing and trade shows. Although our technology offerings are B2B, the bulk of our marketing efforts will be focused on the end user through social media campaigns and heavy influencer engagements. First, we will try to get every teenager around the world to call wireless power WiGL. If successful, we will get every 10-to-80-year old to demand and use WiGL as often as they request WiFi.

The goal is that in five years after commercial launch, WiGL wireless power will be as prevalent as WiFi wireless connectivity. When going to a restaurant or a friend's place, consumers today do not ask for "2.4 GHz wireless connectivity systems to connect a device", they simply ask, "Do you have WiFi?". Similarly, consumers will not ask for "a wireless charging system to charge a device", but will ask "Do you have WiGL?".

This brand recognition will be a significant part of the value of WiGL; for example, almost half of customers state that they are more likely to shop in a store that provides free WiFi . In the same way, customers will be more likely to shop in a store providing free WiGL.

The challenge for #3 will be to move partners to license rather than white label. By white label, we mean, the partner would manufacture WiGL enabled transmitters, receivers and/or transceivers and WiGL would be responsible for all distribution, packaging, marketing and end-user sales.

A presented above, the different types of cellphones, laptops, tablets and Pads presents future operational challenges if WiGL's main revenue model moves from licensing ...and to white labelled products.

Future challenges related to capital resources:

We foresee the need to raise capital to support growth. It will require capital to #1 grow, #2 maintain name presence and #3 partner with manufactures if we move into selling WiGL enabled products made by a third party.

If WiGL is purchasing, inventorying, packaging, marketing and selling WiGL enabled transmitters, receivers and transceivers, there will be an additional need to raise capital.

The additional capital will be needed to design and purchase bulk quantities of WiGL enabled transmitters, receivers and transceivers over the first 1-2 years. As WiGL grows, the company plans to build in-house manufacturing capabilities.

Capital will be used for growth, maintaining name presence, and maufacturing partnerships.

#3. Reaching our primary B2B licensing goal early:

- We will need additional capital for packaging, licensing from external vendors, market research.

For packaging, WiGL will need capital to target both the B2B partner and convince the end user to use wireless power

Because WiGL's business model is to be part of existing manufacturers offerings, we anticipate the need to license from some external vendors to aid WiGL in getting to market quickly; supporting our goal of name dominance. For example: in the short-term, WiGL may need to license the use of the Apple or Samsung logo to sell white label (3rd party manufactured) products to the end user.

These future licensing needs could create capital resources challenges.

Future milestones and events:

We have demonstrated our WiGL enabled transmitters and receivers prototype model inside business partner devices. We have a number of Defense industry demonstrations planned in 2021 (Post-COVID) that will demonstrate the technology for both military and commercial applications.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Glover 38th St Holding, LLC

Amount Owed: $10,000.00

Interest Rate: 7.0%

Maturity Date: February 26, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr. Ahmad Glover

Dr. Ahmad Glover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and CEO

Dates of Service: January 01, 2020 - Present

Responsibilities: As the CEO, he is the highest-ranking executive whose primary responsibilities include making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations, and being the public face of the company. He plans to take a salary of $250K when the company generates revenue.

Position: Executive Chairperson of the Board of Directors

Dates of Service: February 26, 2020 - Present

Responsibilities: Manages and provides leadership to the Board of Directors of the Company. He plans to take a salary of $250K when the company generates revenue.

Other business experience in the past three years:

Employer: Glover 38th St Holdings, LLC

Title: President & CEO

Dates of Service: April 04, 2012 - Present

Responsibilities: Linking projects, programs and leaders' vision.... to measurable results. We specialize in process and organizational alignment. Supported strategic planning for: - US Air Force Live Virtual Constructive Operations - City of Memphis Performance Metrics - Shelby County, TN Poverty Initiative - Little Rock, AR Fire Department Process Improvement - Richmond, VA Fire Department Process Improvement - James City County Indoor Recreation - and a number of other private companies. G38 built the 10-year strategic plans for: - Federal Aviation Administration - Federal Emergency Management Agency - CPS Professional Services - Business Management Associates - ProPops Foundation USA - and many moreLinking projects, programs and leaders' vision.... to measurable results. We specialize in process and organizational alignment. Currently supporting strategic planning for: - US Air Force Live Virtual Constructive Operations - City of Memphis Performance Metrics - Shelby County, TN Poverty Initiative - Little Rock, AR Fire Department Process Improvement - Richmond, VA Fire Department Process Improvement - James City County Indoor Recreation - and a number of other private companies. G38 built the 10-year strategic plans for: - Federal Aviation Administration - Federal Emergency Management Agency - CPS Professional Services - Business Management Associates - ProPops Foundation USA - and many more

Name: Robert Rickard

Robert Rickard's current primary role is with RCG Holdings, LLC. Robert Rickard currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: April 01, 2020 - Present

Responsibilities: As the COO, he is a senior executive tasked with overseeing the day-to-day administrative and operational functions of a business. The COO reports directly to the chief executive officer (CEO) and is considered to be second in the chain of command. He will receive a salary of $150K and a bonus equal to 10% of the net profit amassed by the company derived from his efforts after the company raises $2.5M.

Other business experience in the past three years:

Employer: RCG Holdings, LLC

Title: President

Dates of Service: January 01, 2004 - Present

Responsibilities: RCG is a Veteran-Owned Small Business with offices in Phoenix, AZ and St. Louis, MO. With over 35 Subject Matter Experts spread over 13 states in the US, many still current and qualified in their respective aircraft/discipline, we specialize in military aviation consulting, systems engineering, intellectual property development and traditional business development. We have SME experience in F-35, F-22, F-15, F-16, A-10, and F-18 aircraft, as well as the MQ-1 and MQ-9. We have recently added JTAC, Pararescue, and C2 SMEs due to the growing demand in these areas. With over 25 years combined operational test experience, we offer test development/execution as well flight testing in our corporate aircraft at a fraction of the cost of military equivalent testing. RCG has both private industry and government contracting experience, as well as a GSA Professional Engineering Schedule. We have a TS facility clearance and are DCAA Compliant.

Name: Cherif Chibane

Cherif Chibane's current primary role is with Aerostech LLC. Cherif Chibane currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Scientist and Technology Officer

Dates of Service: April 01, 2020 - Present

Responsibilities: As the Chief Scientist and Technology Officer, he is a senior executive tasked with overseeing all technical operational functions of the business. The CTO reports directly to the chief executive officer (CEO). He plans to take a salary of $250K when the company generates revenue.

Other business experience in the past three years:

Employer: Aerostech LLC

Title: CTO

Dates of Service: July 01, 2017 - Present

Responsibilities: - Founder and advanced R&D lead. - Investigation of configurable computing applied to wireless communications and multi agent collaborative control.

Name: Marie Wise

Marie Wise's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Innovation Officer and Partnerships

Dates of Service: April 01, 2020 - Present

Responsibilities: As the Chief of Innovation and Partnering, (CI&P), she is our senior executive tasked with overseeing all business development operational functions of the business. She develops and executes the company's sales strategies to increase market share and penetration. The CI&P reports directly to the chief executive officer (CEO). She will receive a salary of $150K and a bonus of 10% of the net profit amassed by the company derived from her efforts when the company raises $2.5M.

Other business experience in the past three years:

Employer: LVB Consulting

Title: Bus Development Director

Dates of Service: April 04, 2018 - Present

Responsibilities: Head of Business Development

Other business experience in the past three years:

Employer: Materion Corp

Title: OEM Regional BD Manager

Dates of Service: January 01, 2013 - April 01, 2018

Responsibilities: Head of Business Development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dr. Ahmad Glover

Amount and nature of Beneficial ownership: 83,600,000

Percent of class: 88.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dr. Ahmad Glover

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Dr. Ahmad Glover assigned the WiGL trademark(s); names and mark (WiGL Registered Trademark Number: 6,124,530) to WiGL Inc. Along with U.S. Patent Number: 9,985,465, dated May 29, 2019, titled SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY (assigned to his other company Glover 38th St Holdings. LLC) in exchange for 83.6M founder shares of WiGL Inc in the future.

Material Terms: 83.6M founder shares of WiGL Inc shall be issued to Dr. Ahmad Glover as the Founder and acting CEO. No other relationship exists between Dr. Glover and Glover 38th St Holdings, LLC to WiGL Inc.

Name of Entity: Glover 38th St Holdings, LLC

Names of 20% owners: Dr. Ahmad Glover

Relationship to Company: $10K debt owed to Glover 38th st Holdings, LLC by WiGL Inc

Nature / amount of interest in the transaction: $10K debt owed to Glover 38th st Holdings, LLC by WiGL Inc

Material Terms: WiGL Inc has agreed to repay Glover 38th St Holdings $10,000 at 7% interest with a maturity date of 26 Feb 2025

OUR SECURITIES

Our authorized capital stock consists of _500M__ shares of common stock, par value $_.000_____ per share. As of December 31, 2020, ___95M____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Wireless electrical Grid LAN, WiGL, Inc.

By   /s/ *Dr. Ahmad Glover*

      Name: Dr. Ahmad Glover

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



Wireless Electrical GRID LAN, WiGL Inc.
A Virginia Corporation

Financial Statements (Unaudited) and
Independent Accountants' Audit Report

February 26, 2020 (Inception) to December 31, 2020

Wireless Electrical GRID LAN, WiGL Inc.

For the period ended from February 26, 2020 (Inception) to December 31, 2020

Table of Contents

Independent Accountants' Audit Report 1

Financial Statements

Balance Sheet.. 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6





F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of Wireless Electrical Grid LAN, WiGL Inc.
Hampton, VA

Opinion

We have audited the accompanying financial statements of Wireless Electrical Grid LAN, WiGL Inc (a Virginia corporation), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from February 26, 2020 (inception) to ended December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Electrical Grid LAN, WiGL Inc as of December 31, 2020, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Wireless Electrical Grid LAN, WiGL Inc and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respond to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wireless Electrical Grid LAN, WiGL Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there

is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Wireless Electrical Grid LAN, WiGL Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
March 23, 2021

Wireless Electrical Grid LAN, WiGL Inc.
BALANCE SHEET
December 31, 2020

		2020
Assets		
Current assets		
Cash and cash equivalents	$	-
Inventory		5,911
Total current assets		5,911
Property and equipment, net		5,418
Intangible assets, net		107,717
Total assets	$	119,046
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$	6,350
Notes payable - Related Party		24,054
Total current liabilities		30,404
Long Term Liabilites		-
Total liabilities		30,404
Commitments and contingencies		-
Stockholders' equity		
Common stock, 83,600,000, $0.00 par value shares issued and outstanding at December 31, 2020		165,128
Accumulated deficit		(76,486)
Total stockholders' equity		88,642
Total liabilities and stockholders' equity	$	119,046

See independent accountants' audit report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL Inc.

STATEMENT OF OPERATIONS

For the period ended from February 26, 2020 (Inception) to December 31, 2020

	2020
Revenue	
Sales, net	$ 60,000
Total revenue	60,000
Operating expenses	
Professional fees	7,299
General and administrative	59,135
Rent	1,100
Travel	3,918
Payroll and related expenses	63,110
Depreciation and amortization	1,532
Total operating expenses	136,094
Loss from operations	(76,094)
Other income (expense)	
Interest expense	(392)
Total other income (expense)	(392)
Net loss before income taxes	(76,486)
Provision for income taxes	-
Net loss	$ (76,486)

See independent accountants' audit report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period ended from February 26, 2020 (Inception) to December 31, 2020

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balance on February 26, 2020 (inception)	-	$ -	$ -	$ -
Founders Shares for contributions	83,600,000	165,128		165,128
Net loss			(76,486)	(76,486)
Balance on December 31, 2020	83,600,000	$ 165,128	$ (76,486)	$ 88,642

See accountants' audit report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL Inc.

STATEMENT OF CASH FLOWS

For the period ended from February 26, 2020 (Inception) to December 31, 2020

	2020
Cash flows from operating activities	
Net income (loss)	$ (76,486)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	1,532
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	6,350
Net cash used by operating activities	(68,604)
Cash flows from investing activities	
Purchase of inventory	(5,911)
Purchase of fixed assets	(6,189)
Net cash used by investing activities	(12,100)
Cash flows from financing activities	
Proceeds from notes payable	24,054
Owner contributions	56,650
Net cash provided by financing activities	80,704
Net decrease in cash and cash equivalents	-
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -
Non-cash Transactions	
Owner contribution of patent	$ 108,478

See accountants' audit report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL Inc
NOTES TO THE FINANCIAL STATEMENTS
For the period ended from February 26, 2020 (Inception) to December 31, 2020

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. ("the Company") was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The company is engineering the technology to enable consumers to ditch cords and wires and power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company's patent, the company through wireless energy pioneering is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the period ended December 31, 2020, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the period ended December 31, 2020, the Company had a single contract for $60,000 with a related party in which there were four deliverables: System design, power management design, system build and demo. As of December 31, 2020, the Company had completed and been paid for all four of the deliverables for earned revenue of $60,000. See footnote 5 for additional discussion on related party.

Risks and Uncertainties

The Company has not yet commenced full operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to begin principal operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020, the Company had no items, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended December 31, 2020, the Company determined no such impairment charge necessary. The Company had $5,911 of inventory made up of raw materials as of December 31, 2020.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2020.

Depreciation expense for the period ended December 31, 2020, was $771.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020.

Wireless Electrical Grid LAN, WiGL Inc
NOTES TO THE FINANCIAL STATEMENTS
For the period ended from February 26, 2020 (Inception) to December 31, 2020

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2020, the Company recognized $3,012 in advertising costs, recorded under the heading 'General and administrative' in the statement of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has just completed its first year of operations and therefore has not yet filed a tax return and a full valuation against the projected deferred tax asset has been recorded.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own

8

operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 23, 2021, the date these financial statements were available to be issued and noted no material subsequent events for disclosure other than those noted below.

During January and February of 2021, the Company raised $1,065,348 through a regulation CF raise for shares valued at $0.59/share for a total of 1,805,675 shares of common stock.

The Company increased the related party loan amount to $90,000 in January of 2021.

The world wide patent, based on the utility patent disclosed in note 3, was issued in January of 2021.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $76,486 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2020
WiGL Utility Patent	$ 13,935
Patent Pending	94,543
Accumulated amortization	(761)
Intangible assets, net	$ 107,717

The US Patent #9985465 was awarded on May 29, 2018. The useful life of the patent is 17 years from the date of award. The patent pending is relating to a world wide patent application that is based on the US patent issued in May of 2018. This world wide patent was issued in January of 2021 and beginning in 2021, the Company will begin amortization of the world wide patent over the remaining useful life of the underlying utility patent. There was amortization expense of $761 for the period ended December 31, 2020.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2020
Test equipment and PPE	$ 100
Furniture fixture equipment	6,089
	6,189
Accumulated depreciation	(771)
Property and equipment, net	$ 5,418

Depreciation expense for the period ended December 31, 2020, was $771.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2020 since inception, a shareholder and CEO of the Company contributed funds for operations. These contributions totaled $56,650 and are recorded under 'common stock' on the balance sheet. Further, the CEO contributed the WiGL Utility Patent as well as the patent pending. The contribution of the patent and patent pending was recorded at cost in the amount $108,478.

During the period ended December 31, 2020 since inception, the company entered in a Notes Payable agreement with a Related Party. At December 31, 2020, the amount of the 7% interest loan outstanding is $24,054, and is recorded under 'Notes payable – Related Party' on the balance sheet.

During the period ended December 31, 2020, the Company entered into a contract with a Company owned by the COO, for revenues in the amount of $60,000. See revenue recognition discussion in footnote 1. The contract was entered into prior to the COO holding that position with Wireless Electrical Grid LAN, WiGL Inc, however became a related party prior to the contract being completed.

NOTE 6 – COMMON STOCK

At December 31, 2020, the Company has 500,000,000, $0.00 par value, shares of common stock authorized, with 83,600,000 shares issued and outstanding. The shares issued were founders shares and were issued in exchange for the contributions discussed in Note 5.

CERTIFICATION

I, Dr. Ahmad Glover, Principal Executive Officer of Wireless electrical Grid LAN, WiGL, Inc., hereby certify that the financial statements of Wireless electrical Grid LAN, WiGL, Inc. included in this Report are true and complete in all material respects.

Dr. Ahmad Glover

Principal Executive Officer